June 6, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cavium Networks, Inc.

Registration Statement on Form S-3

File No. 333-173416

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 1:00 p.m. Eastern Time on Wednesday, June 8, 2011 or as soon thereafter as is practicable.

Further, Cavium Networks hereby confirms to the Commission:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cavium Networks, Inc.

/s/ Vincent P. Pangrazio

By:	Vincent P. Pangrazio
Senior Vice President & General Counsel

Vincent P. Pangrazio

cc:	Brett D. White
Cooley LLP